May 17, 2010

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re: Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we") is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 4, 2010, with respect to Pfizer’s Form 10-K filed with the Commission on February 26, 2010 for the fiscal year ended December 31, 2009 (SEC File No. 001-03619) (the “Form 10-K”).

Set forth below is the heading and text of the comment followed by our response.

Exhibit 13.  2009 Financial Report

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3.  Other Significant Transactions and Events

A.  Formation of ViiV, an Equity Method Investment, page 59

1.
Refer to your response to Comment Two. Please revise to include the disclosures required by items b., d. and e. of ASC 810-10-50-1B.  Also, regarding item f. of this guidance, expand your disclosure to describe your obligations related to and the terms of the contracted R&D, manufacturing and research alliance agreements with ViiV.

Response

As explained more fully below, we respectfully submit that our current ViiV disclosures are appropriate and that no additional disclosure should be required.

Securities and Exchange Commission	2

Additional Information

We believe that additional disclosures with respect to our indirect retained interest in the contributed assets are not required due to immateriality.  Specifically, we note that:

▪
The portion of the $482 million gain that is related to the indirect retained interest in the contributed assets is approximately $72 million (15% of the gain), which represents less than 0.7% of our 2009 Income from Continuing Operations before Provision for Taxes on Income.

▪	The portion of our investment in ViiV that is related to the indirect retained interest in the contributed assets (15% of the investment) represents less than 0.05% of our 2009 Total Assets.

Further, we believe that additional disclosures with respect to our previously disclosed agreements with ViiV for research and manufacturing are not required due to the immateriality of the obligations/continuing involvement and the fact that the agreements do not contain any unusual terms.  Specifically,

▪
The R&D Services Agreement provides that we will perform R&D services for ViiV for each pipeline and marketed product contributed by us. After two and a half years, either party may terminate the agreement with six months’ notice. Profit under this agreement, which will be reported in Other (income)/deductions-net, is expected to be inconsequential to Pfizer’s reported results.

▪
The 4-year Contract Manufacturing Agreement provides that we will manufacture and supply each of the contributed products (Rescriptor and Selzentry) as ordered from time to time by ViiV. Prior to the agreed termination date, ViiV may terminate this agreement at any time with approximately one-year’s notice. The obligations under this agreement will be fulfilled by our contract manufacturing business, Pfizer CentreSource. Revenue and Cost of Sales under this agreement are expected to be inconsequential to Pfizer’s reported results.

▪
The 3-year Research Alliance Agreement permits, but does not require, us to conduct research programs associated with HIV. Our maximum recovery under this agreement is expected to be inconsequential to Pfizer’s reported results.

In addition to our quantitative analysis above, we considered the qualitative nature of the requested information. For example, even though the amounts involved are immaterial, would the nature of the additional information nevertheless be important to a financial statement user’s ability to assess risk; would our financial statements be misleading or mask risk without the additional information; and is the information material under our Adjusted Income measure? We do not believe that the requested disclosures would affect decisions made by the users of our financial statements and that not providing such information would cause our financial statements to be misleading. In addition, the requested information is not material to our Adjusted Income measure. Therefore, we believe that, in addition to being immaterial in a quantitative sense, the requested additional information is not material from a qualitative perspective.

Securities and Exchange Commission	3

In addition, with respect to disclosures about fair value and the associated inputs, we believe that our current disclosures about fair value provide sufficient information about our fair value policies.  (These disclosures can be found in the footnotes to our financial statements in “Note 1. Significant Accounting Policies” and are expanded in our Management’s Discussion and Analysis in the sections called “Accounting Policies – Fair Value” and “Accounting Policies – Long-Lived Assets”). However, as additional background information with respect to ViiV:

▪
We used discounted cash flow techniques to measure the fair value of our investment in ViiV (which includes the indirect retained interest in the contributed assets). The technique utilizes estimates of after-tax cash flows that are discounted to present value utilizing an appropriate risk-adjusted rate of return.

▪	The investment in ViiV was valued using a discount rate of 11%, which approximates the calculated weighted average cost of capital and a terminal year growth factor of 3%.

Proposed Disclosure in a Future Periodic Report

In light of the Staff’s comments, while we do not believe that such additional disclosure is required, we propose to provide enhanced disclosure in our next periodic report that references the ViiV transaction. Specifically, we will provide the following additional language (marked) in our next filing that discusses the ViiV transaction, expected to be our 2010 10K:

A. Formation of ViiV, an Equity-Method Investment

In the fourth quarter of 2009, we completed a previously announced transaction, where we and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines.

We currently hold a 15% equity interest and GSK holds an 85% equity interest in ViiV. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK’s equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original assets contributed to ViiV by us and by GSK. Each company also may be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed.

We recognized a gain of approximately $482 million in connection with the formation, which is recorded in Other (income)/deductions—net. Since we currently hold a 15% equity interest in ViiV, we have an indirect retained interest in the contributed assets; as such, 15% of the gain, or $72 million, is the portion of the gain associated with that indirect retained interest.

Securities and Exchange Commission	4

We are accounting for our interest in ViiV as an equity method investment due to the significant influence we have over the operations of ViiV through our board representation and minority veto rights. Our investment in ViiV is reported as a private equity investment in Long-term investments and loans. In valuing our investment in ViiV (which includes the indirect retained interest in the contributed assets), we used discounted cash flow techniques, utilizing an 11% discount rate and a terminal year growth factor of 3%.

Under the agreement, we and GSK have contributed certain existing HIV- related products, pipeline assets and research assets to ViiV and will perform R&D and manufacturing services. The R&D Services Agreement provides that we will perform R&D services for pipeline and marketed products contributed by us and that such services be billed at our internal cost plus a profit margin. After two and a half years, either party may terminate this agreement with six months’ notice. The Contract Manufacturing Agreement provides that we will manufacture and supply products to ViiV for four years at a price that incorporates a profit margin. Prior to the agreed termination date, ViiV may terminate this agreement at any time with approximately one-year’s notice. Further, Pfizer and GSK have entered into a 3-year Research Alliance Agreement with ViiV under which each party, at its sole discretion, may conduct research programs in order to achieve Proof of Concept for an HIV Therapy Compound. ViiV will have a right of first negotiation on compounds that reach Proof of Concept.

*     *     *

Although not requested, we acknowledge that:

▪	Pfizer is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	Pfizer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please do not hesitate to contact me at 212-733-6090 with any questions or comments you may have.

Very truly yours,

/s/ Frank A. D’Amelio
Frank A. D’Amelio
Senior Vice President and Chief Financial Officer

cc:           Loretta V. Cangialosi
Senior Vice President and Controller

Larry P. Bradley
Partner - KPMG LLP